UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 19, 2020

In the Matter of

Aqua Quest International, Inc.
228 North Pinellas Avenue
Tarpon Springs, FL 34689

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11076

      Aqua Quest International, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

      In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on November 19, 2020.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Office Chief